

January 15, 2014

Via E-Mail
Mark D. Klein
Chief Executive Officer
National Holdings Corporation
410 Park Avenue, 14th Floor
New York, NY 10022

> **Re: National Holdings Corporation**
> **Post-effective Amendment to Forms S-1**
> **Filed January 3, 2014**
> **File Nos. 333-191622 and 333-187191**

Dear Mr. Klein:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1.   Item 11(e) of Form S-1 requires you to include any financial information required by Rules 8-04 and 8-05 of Regulation S-X. Please include that information for Gilman Ciocia. See Rule 8-04 for the required periods of financial information, including interim periods. If you believe that information is not required, please provide us with your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, before we can declare the filing effective, the company should provide a written statement acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director